Exhibit 99




                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                  FORM 11-K

      (Mark One)

      [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


               For the fiscal year ended December 31, 1999 and
                    the four months ended December 31, 1998

                                      OR

      [  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                             EXCHANGE ACT OF 1934

      For the transition period from                 to
                                     ---------------    ---------------

      Commission file number              1-7573
                             ------------------------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   PARKER DRILLING COMPANY STOCK BONUS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                            PARKER DRILLING COMPANY
                            8 East Third Street
                            Tulsa, Oklahoma  74103

                            PARKER DRILLING COMPANY
                               STOCK BONUS PLAN

                   REPORTS ON AUDITS OF FINANCIAL STATEMENTS
                          AND SUPPLEMENTAL SCHEDULES

                     For the Year Ended December 31, 1999
                  and the Four Months Ended December 31, 1998

                            PARKER DRILLING COMPANY
                               STOCK BONUS PLAN
                                     INDEX

                                                                      Page
                                                                      ----

Report of Independent Accountants                                       1

Financial Statements:

  Statement of Net Assets Available for Benefits
   at December 31, 1999 and 1998                                        2

  Statement of Changes in Net Assets Available
   for Benefits for the Year Ended December 31, 1999
   and the Four Months Ended December 31, 1998                          3

  Notes to Financial Statements                                         4



Supplemental Schedules:

  Schedule H, Line 4i - Schedule of Assets Held for
   Investment Purposes at End of Year                                  15

  Item 27a - Schedule of Assets Held for
   Investment Purposes at December 31, 1998                            16


  Schedule H, Line 4 j - Schedule of Reportable Transactions
   for the Year Ended December 31, 1999                                17

  Item 27d - Schedule of Reportable Transactions
   for the Four Months Ended December 31, 1998                         18

  Item 27f - Schedule of Prohibited Transactions
   for the Four Months Ended December 31, 1998                         19




                      REPORT OF INDEPENDENT ACCOUNTANTS


To the Stock Bonus Plan Committee
Parker Drilling Company Stock Bonus Plan

In our opinion, the accompanying statement of net assets available for benefits of the Parker Drilling Company Stock Bonus Plan and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Parker Drilling Company Stock Bonus Plan at December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the year ended December 31, 1999 and the four months ended December 31, 1998, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Parker Drilling Company Stock Bonus Plan are presented for the purposes of complying with the Department of Labor's Rules & Regulations for Reporting and Disclosure under the Employee Retirement Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.




                                          By:  /s/ PricewaterhouseCoopers LLP
                                               PricewaterhouseCoopers

June 22, 2000


                            PARKER DRILLING COMPANY
                               STOCK BONUS PLAN

               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS




                   ASSETS                                 December 31,
                   ------                        -----------------------------
                                                      1999           1998
                                                 ------------    -------------
Investments (Note 2):
  Common stock of Parker Drilling Company at
    market value - 2,342,987 shares
    (cost $12,642,010) and 1,602,143 shares
    (cost $10,434,942)                            $  7,470,591    $  5,150,983
  Other investments at market value                 34,207,513      23,474,880
                                                  ------------    ------------
  Total investments                                 41,678,104      28,625,863
                                                  ------------    ------------

Receivables:
  Employer matching contribution                       174,867         156,324
  Employee salary reduction contribution               102,945         194,366
                                                  ------------    ------------


  Total receivables                                    277,812         350,690
                                                  ------------    ------------

Total assets                                        41,955,916      28,976,553
                                                  ------------    ------------

Net assets available for benefits                 $ 41,955,916    $ 28,976,553
                                                  ------------    ------------
                                                  ------------    ------------


  The accompanying notes are an integral part of these financial statements.


                              PARKER DRILLING COMPANY
                                 STOCK BONUS PLAN

             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                    For the           For the
                                                  Year Ended     Four Months Ended
                                                  December 31,      December 31,
                                                 --------------  -----------------
                                                       1999              1998
                                                 --------------  -----------------
Contributions:
  Employer                                        $  1,818,604      $    668,376
  Employee salary reduction                          3,712,752           837,463
  Rollover contribution                              6,963,351            29,166
Interest and dividend income                         2,246,395         1,785,676
Net appreciation in the fair
  value of investments                               3,798,427           397,328
Distributions                                       (5,560,166)         (422,467)
                                                  ------------      ------------

Net increase                                        12,979,363         3,295,542

Net assets available for benefits
  at beginning of year                              28,976,553        25,681,011
                                                  ------------      ------------

Net assets available for benefits
  at end of year                                  $ 41,955,916      $ 28,976,553
                                                  ------------      ------------
                                                  ------------      ------------














The accompanying notes are an integral part of these financial statements.


                               PARKER DRILLING COMPANY
                                  STOCK BONUS PLAN

                            NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, AND SUMMARY OF OPERATIONS

  On September 1, 1980, Parker Drilling Company and subsidiaries (the "Company") adopted the Parker Drilling Company Profit Sharing Plan. Effective September 1, 1985, the name of the plan was changed to the Parker Drilling Company Stock Bonus Plan (the "Plan").

GENERAL - The Plan is a voluntary defined contribution plan for the benefit of eligible employees of Parker Drilling Company and its participating affiliates (the "Company"). The Plan is intended to constitute a qualified profit sharing plan, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description or the Plan document for a more complete description of the Plan's provisions.

  The following are the Plan's current investment funds. The Plan does not require collateral to support the financial instruments within the funds. All of these funds are available for participant investment elections.

      COMPANY STOCK INVESTMENT OPTION - PARKER DRILLING COMPANY STOCK - Contributions are invested in the Parker Drilling Company Stock Fund. The Trustee will acquire these shares either from Parker Drilling Company or other sources at the prevailing price on the New York Stock Exchange or in the open market. The number of shares acquired with employee contributions will be determined by the average price plus transaction cost of all shares acquired by the Trustee with participant contributions made during that payroll period.

      GROWTH EQUITY INVESTMENT OPTION - TWENTIETH CENTURY GROWTH
INVESTORS - Growth Investors is an equity fund that seeks capital growth over time by investing in common stocks considered by the fund management to have better-than-average prospects for appreciation.

      AGGRESSIVE EQUITY INVESTMENT OPTION - TWENTIETH CENTURY ULTRA INVESTORS - Ultra Investors is an aggressive equity fund that seeks capital growth over time by investing in common stocks considered by the fund management to have a better-than-average prospect for appreciation. Its aggressive investment strategy tends to increase both its share price volatility and its growth potential over time.

      STABLE VALUE INVESTMENT OPTION - AMERICAN CENTURY PRIME MONEY MARKET FUND - American Century Prime Market Fund seeks the highest level of current income consistent with preservation of capital. It buys high quality U.S. dollar-denominated money market instruments and other short-term obligations of banks, governments and corporations. It is designed to protect investors from variations in principal value while providing modest income.

                         PARKER DRILLING COMPANY
                            STOCK BONUS PLAN

                      NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, AND SUMMARY OF OPERATIONS, Continued


      FIXED INCOME INVESTMENT OPTION - BENHAM GNMA INCOME FUND - Benham GNMA Income Fund seeks to provide a high level of current income consistent with safety of principal and investment liquidity by investing primarily in mortgage-backed Ginnie Mae certificates.

      BALANCED INVESTMENT OPTION - MAS FUNDS MULTI-ASSET CLASS PORTFOLIO
- MAS Funds Multi-Asset Class Portfolio seeks to achieve above average total return by investing in diverse asset classes (domestic stocks and bonds, international stocks and bonds, and high-yield bonds) relative to the appropriate benchmarks and returns of similarly managed funds.

      S&P INDEX INVESTMENT OPTION - AMERICAN CENTURY EQUITY INDEX - Equity Index seeks the long-term capital appreciation potential of large capitalization blue chip stocks while minimizing risk through broad diversification. The fund invests in Barclays Global Investors' Equity Index Fund E, a highly diversified portfolio of the stocks included in the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index).

      SCHWAB PERSONAL CHOICE RETIREMENT ACCOUNT INVESTMENT FUND - Participants have the option to transfer funds into a Schwab Money Market Account and to make investment decisions as to how they want Schwab to invest these funds. The participant must invest at least $1,000 and cannot invest more than 50% of the aggregate fair market value of their account on the trade date. No withdrawals or loans are funded by this account and fees and expenses for investments made by Schwab are charged to the participant's account.

      STRATEGIC ASSET ALLOCATION -- CONSERVATIVE FUND, MODERATE FUND, AGGRESSIVE FUND -- Strategic Allocation Funds seek a high level of return by investing in diverse asset classes (stocks, bonds and money market securities).

      PARTICIPANT LOANS - Effective September 1, 1996, a loan feature was added to the Plan which allows participants to borrow up to 50% of their total vested account balance, subject to a minimum and maximum borrowing limit of $1,000 and $50,000, respectively. Loans to participants are made over a maximum period of 60 months or for any period not to exceed 120 months if the purpose of the loan is to acquire the Participant's principal residence. The interest rate is the prime rate plus one percentage point.

                         PARKER DRILLING COMPANY
                            STOCK BONUS PLAN

                      NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, AND SUMMARY OF OPERATIONS, Continued


ELIGIBILITY - All employees of the Company other than employees covered by certain collective bargaining agreements, leased employees and employees who are not citizens of the United States (except for certain resident aliens), are eligible to participate in the Plan following the completion of three months of service with the Company, as amended from completion one year of service with the Company effective January 1, 1999.

BENEFITS - Unless a participant elects to defer payment of his or her benefits until a later date, the participant will receive a lump sum payment of his or her entire nonforfeitable interest in the Plan as soon as administratively feasible in which the later of the following events occurs:

(a)   The participant reaches normal retirement date, or

(b)   The participant terminates employment with the Company.

      Benefits related to participants who elected to withdraw from the Plan prior to December 31, 1999 and 1998, but received distributions subsequent to period end totaled $815,088 and $229,665, respectively.

CONTRIBUTIONS - Salary reduction contributions and employer matching contributions are accrued in the period the Company makes payroll deductions from plan participants.

      Profit sharing contributions from the Company are accrued when authorized by the Board of Directors.

      All contributions are subject to the provisions of the Internal Revenue Code and are received in the month following the month in which they were authorized.

EMPLOYER'S CONTRIBUTION - MATCHING - The Company currently matches participant contributions 100% up to 3% and 50% in excess of 3% up to 5%, as increased from 3% effective January 1, 1999. Matching contributions are credited to participant accounts as of each valuation date and are invested in common stock of the Company. Valuation dates are as of the date contributions are received by the Trustee.

                         PARKER DRILLING COMPANY
                            STOCK BONUS PLAN

                      NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, AND SUMMARY OF OPERATIONS, Continued

EMPLOYER'S CONTRIBUTION - PROFIT SHARING CONTRIBUTIONS - The employer's contributions to the Plan are discretionary and are determined annually by the Board of Directors of the Company. At December 31st of each year, the employer's contributions are allocated to each active participant's account based on the ratio of the participant's compensation for the Plan year to the total of active participants' compensation for the Plan year.

      During the four months ended December 31, 1998, the Company made a special discretionary contribution of $289,000. The Board of Directors of the Company has not exercised its discretion to make a profit sharing contribution for the year ended December 31, 1999.


PARTICIPANTS' SALARY REDUCTION CONTRIBUTIONS - Eligible participants are not required to contribute to the Plan; however, they may elect to make voluntary contributions not to exceed 15 percent of their eligible earnings. Such voluntary contributions may be withdrawn from the Plan under hardship conditions approved by the Stock Bonus Plan Committee (the "Committee").

ROLLOVER CONTRIBUTION - Effective January 1, 1999, Hercules Offshore Corporation 401 (k) Retirement Plan was merged into the Plan, which resulted in approximately $6.9 million in rollover contributions being deposited into the Plan.

PLAN ASSETS - All Plan assets are maintained in a trust administered by Chase Manhattan Bank. The trustee has authority to invest trust funds, subject to the provisions of the trust agreement.

PLAN INCOME - Plan income or losses are allocated to all participants in the ratio that each participant's account bears to the total of all participant accounts.

During the year ended December 31, 1999 and the four months ended
December 31, 1998, certain administrative costs and expenses of the Plan were paid by the Company. These costs totaled $61,432 and $7,101 for the year ended December 31, 1999 and for the four months ended December 31, 1998, respectively.

VESTING - Participants are always 100% vested in the value of contributions they have made to their accounts and the related income, however, as of September 1, 1996, as a result of a plan amendment, all participants in the Plan as of September 1, 1996 and all future participants become 100% vested for employer matching and profit sharing contributions and related income.

                         PARKER DRILLING COMPANY
                            STOCK BONUS PLAN

                      NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, AND SUMMARY OF OPERATIONS, Continued


AMENDMENT AND TERMINATION OF THE PLAN - The Plan can be amended or terminated by the Company at any time. In the event the employer elects to terminate the Plan, participants will become 100% vested in the value of their accounts.

DISTRIBUTIONS - Employees may elect to receive distributions from the Plan in cash or Parker Drilling Company Stock with cash distributed for fractional shares.

INVESTMENT VALUATION - Investments in mutual funds traded on a national securities exchange are valued at the closing sales price on the last business day of the period. Parker Drilling Company stock has been valued at the closing price on the last business day of the period according to the national securities exchange on which it is traded.

INVESTMENT TRANSACTIONS - Purchases and sales of securities are reported on a trade-date basis. Gains or losses on sales of investments are determined on the first-in, first-out basis. Dividend income is reported on the ex-dividend date. Interest income is recorded as earned.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains and losses and the unrealized appreciation (depreciation) on investments.

ACCOUNTING ESTIMATES - The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

                                        PARKER DRILLING COMPANY
                                           STOCK BONUS PLAN

                                     NOTES TO FINANCIAL STATEMENTS
2.    INVESTMENTS

      Plan investments are summarized as follows:

                                            For the Year Ended           For the Four Months Ended
                                            December 31, 1999                December 31, 1998
                                      ------------------------------  -------------------------------
                                          Market                          Market
                                          Value             Cost          Value             Cost
                                      -------------    -------------  -------------     -------------
Parker Drilling Company
 common stock                         $  7,470,591<1>  $ 12,642,010   $  5,150,983<1>   $ 10,434,942
                                      ------------     ------------   ------------      ------------
Other investments:
 Twentieth Century Growth Investors      8,539,212<1>     6,687,212      5,630,275<1>      4,772,038
 Twentieth Century Ultra Investors       5,645,656<1>     3,933,550      4,003,176<1>      3,571,450
 American Century Prime Money
   Market Fund                           6,186,887<1>     6,186,887      4,485,582<1>      4,485,582
 Benham GNMA Income Fund                 1,783,838        1,851,734      1,386,639<1>      1,364,360
 American Century Equity Index           5,716,405<1>     4,959,700      3,300,766<1>      2,140,490
 Schwab Personal Choice Retirement
   Investment Fund                       1,510,196        1,510,196      1,057,631         1,057,631
 American Century Strategic Conservative    40,814           39,561            -                 -
 American Century Strategic Moderate     3,016,873<1>     2,603,099      2,659,634<1>      2,659,633
 American Century Strategic Aggressive     153,341          127,523            -                 -
 Participant loans                       1,614,291              -          951,177               -
                                      ------------     ------------   ------------      ------------
 Total other investments                34,207,513       27,899,462     23,474,880        20,051,184
                                      ------------     ------------   ------------      ------------
Total investments                     $ 41,678,104     $ 40,541,472   $ 28,625,863      $ 30,486,126
                                      ------------     ------------   ------------      ------------
                                      ------------     ------------   ------------      ------------

[FN]
<1> Individual investment represents more than 5% of Plan equity

                         PARKER DRILLING COMPANY
                            STOCK BONUS PLAN

                      NOTES TO FINANCIAL STATEMENTS
3.    TAX STATUS

      The Plan obtained its latest determination letter on October 29, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

      The Plan is intended to be a qualified trust under Section 401(a) of the Internal Revenue Code and exempt from federal income taxes under the provisions of Section 501(a). The Plan has a cash and deferred arrangement intended to meet the requirements of Section 401(k). Amounts contributed by the Company or by Plan participants will not be taxed to the participant until the participant receives a distribution or withdraws from the Plan.

4.    SUBSEQUENT EVENTS

     The market price of Parker Drilling Company common stock increased from $3.19 per share at December 31, 1999 to $6 per share at June 22, 2000.

5.    FORM 5500 RECONCILIATION

Amounts reported in the accompanying financial statements are different than the amounts reported in the Plan's Forms 5500 due to the DOL requirement to recognize accrued payables to participants as a liability:

                                             Financial         Form
                                             Statements        5500
                                             ----------     ----------
     Benefits payable as of:
       December 31, 1999                      $      -     $  815,088
       December 31, 1998                      $      -     $  229,665

     Distributions to participants:
       For the Year Ended December 31, 1999   $5,560,166   $6,145,589
       For the Four Months Ended
         December 31, 1998                    $  422,467   $  385,963


6.    RISKS AND UNCERTAINTY

The Plan provides for various investment options in any combination of money market, fixed income, and equity mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the risk associated with certain investments, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes may materially affect participants' account balances and the statement of changes in net assets available for plan benefits.

7.  PARTY-IN-INTEREST

Certain Plan investments are shares of Parker Drilling Company common stock. These transactions represent investments in the Company and, therefore, qualify as party-in-interest. The fair value of this investment totaled $7,470,591 and $5,150,983 at December 31, 1999 and 1998, respectively.

                             PARKER DRILLING COMPANY
                               STOCK BONUS PLAN

                           NOTES TO FINANCIAL STATEMENTS

  8.    FUND ALLOCATION

                                     Common
                                    Stock of
                                     Parker
                                    Drilling        Participant
                                     Company           Direct          Total
                                   -----------     ------------     -----------
Net assets available for
 benefits at December 31, 1998     $ 5,405,630     $23,570,923      $28,976,553

Contributions:
  Employer                           1,818,604             -          1,818,604
  Employee salary reduction            583,038       3,129,715        3,712,753
  Rollover contribution                 21,979       6,941,372        6,963,351
Interest and dividend income            11,200       2,235,194        2,246,394
Net appreciation (depreciation) in
  the fair value of investments       (252,893)      4,051,320        3,798,427
Distributions to employees            (611,093)     (4,949,073)      (5,560,166)

Interfund transfers                    745,424        (745,424)             -
                                   -----------     -----------      -----------
Net assets available for
  benefits at December 31, 1999    $ 7,721,889     $34,234,027      $41,955,916
                                   -----------     -----------      -----------
                                   -----------     -----------      -----------
                                     Common
                                    Stock of
                                     Parker
                                    Drilling        Participant
                                     Company          Directed        Total
                                  ------------    --------------  -------------
Net assets available for
 benefits at August 31, 1998       $ 5,611,652     $20,069,359     $ 25,681,011

Contributions:
  Employer                             668,376             -            668,376
  Employee salary reduction            169,458         668,005          837,463
  Rollover contribution                    -            29,166           29,166
Interest and dividend income               488       1,785,188        1,785,676
Net appreciation (depreciation) in
  the fair value of investments     (1,412,358)      1,809,686          397,328
Distributions to employees             (23,166)       (399,301)        (422,467)
Interfund transfers                    391,180        (391,180)             -
                                   -----------     -----------      ------------
Net assets available for
  benefits at December 31, 1998    $ 5,405,630     $23,570,923      $ 28,976,553
                                   -----------     -----------      ------------
                                   -----------     -----------      ------------












                              SUPPLEMENTAL SCHEDULES

                                                                          Schedule I
                                                                          ----------

                                  PARKER DRILLING COMPANY
                                     STOCK BONUS PLAN

                         Item 27a - SCHEDULE OF ASSETS HELD
                                 FOR INVESTMENT PURPOSES
                                  AT DECEMBER 31, 1999

 Identity of Issue,
 Borrower, Lessor,         Description                    Interest            Current
  or Similar Party           of Asset                       Rate    Cost       Value
---------------------   ------------------------         ---------  ----    ------------
Various sources         Participant loans                 7 - 9.5%   N/A     $ 1,614,291
American Century        Ultra                               -        N/A       5,645,656
American Century        Growth                              -        N/A       8,539,212
American Century        Strategic Allocation Conservative   -        N/A          40,814
American Century        Strategic Allocation Moderate       -        N/A       3,016,873
American Century        Strategic Allocation Aggressive     -        N/A         153,341
American Century        Prime money market                  -        N/A       6,186,887
American Century        GNMA Ind Fd                         -        N/A       1,783,838
American Century        Equity Index                        -        N/A       5,716,405
Parker Drilling Stock   Stock                               -     12,642,010   7,470,591
Charles Schwab          Schwab                              -        N/A       1,510,196
                                                                             -----------
                                                                             $41,678,104
                                                                             -----------
                                                                             -----------


                         Item 27a - SCHEDULE OF ASSETS HELD
                              FOR INVESTMENT PURPOSES
                                At December 31, 1998

 Identity of Issue,
 Borrower, Lessor,             Description          Interest     Number                        Current
  or Similar Party               of Asset             Rate      of Units         Cost           Value
-----------------------     --------------------   ---------   ----------    ------------   ------------
Parker Drilling Company     Common stock                -       1,602,443    $ 10,434,942   $  5,150,983
American Century            Growth Fund                 -         207,800       4,772,038      5,630,275
American Century            Ultra Fund                  -         119,820       3,571,450      4,003,176
American Century            Strat Alloc Moderate        -         428,282       2,659,633      2,659,634
Various                     Participant Loans        8.5-9.5%                                    951,177
American Century            Equity Index                -         112,693       2,140,490      3,300,766
Charles Schwab              Schwab                      -       1,057,631       1,057,631      1,057,631
American Century            Prime Money Market          -       4,485,582       4,485,582      4,485,582
American Century            GNMA Fund                   -         129,714       1,364,360      1,386,639
                                                                              -----------    -----------
                                                                              $30,486,126    $28,625,863
                                                                              -----------    -----------
                                                                              -----------    -----------


                                                                                         Schedule II
                                                                                         -----------


                                                PARKER DRILLING COMPANY
                                                   STOCK BONUS PLAN
                                  SCHEDULE H, LINE 4J - SCHEDULE OF REPORTABLE TRANSACTIONS

                                        For the Year Ended December 31, 1999

                                                                                                 Fair
                                                                                                Value
                                                                              of Assets on     Net Gain
Identity of              Description     Purchase      Selling     Cost of    Transaction      (Loss) on
  Party                   of Assets        Price        Price       Assets        Date            Sale
-----------             -------------   ----------   ----------  ----------   ------------    ---------
Series of Transactions
----------------------

Parker Drilling          Parker Stock    4,446,381           -     4,446,381   $4,446,381           -
 Company


Parker Drilling          Parker Stock           -     $1,873,881  $2,281,146   $1,873,881    $ (407,265)
 Company



                                                                                         Schedule II
                                                                                         -----------
                                                PARKER DRILLING COMPANY
                                                   STOCK BONUS PLAN
                                  Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                                        For the Four Months Ended December 31, 1998
                                                                                   Fair
                                                                                   Value
                                                                               of Assets on    Net Gain
Identity of              Description     Purchase      Selling     Cost of      Transaction     (Loss) on
  Party                  of Assets        Price        Price       Assets           Date          Sale
-------------            --------------   ----------   ----------  ----------   -------------  ----------
Series of Transactions
----------------------

 American                 Growth Fund     $1,292,210   $      -    $1,292,210    $1,292,210    $   -
  Century

 American                 Growth Fund            -        521,038     441,351       521,038     79,687
  Century

 American                 Strategic        2,659,633          -     2,659,633     2,659,633       -
  Century                  Allocation -
                           Moderate

 Parker Drilling          Parker Stock     1,418,990          -     1,418,990     1,418,990       -
  Company

 Parker Drilling          Parker Stock           -        266,326     301,501       266,326   (35,175)
  Company

 American                 Prime Money        740,138          -       740,138       740,138       -
  Century                  Market

 American                 Prime Money            -        769,929         -         769,929       -
  Century                  Market

 MAS Fund                 Multi-asset Class  345,327          -       345,327       345,327       -

 MAS Fund                 Multi-asset Class      -      2,774,845   2,771,936     2,774,845     2,909

                                                                     Schedule III
                                                                     ------------

                                 PARKER DRILLING COMPANY
                                    STOCK BONUS PLAN

                   Item 27f - SCHEDULE OF PROHIBITED TRANSACTIONS

                         For the Four Months Ended December 31, 1998


Identity of Party Involved    Description of the Issue             Amount
--------------------------    ------------------------             ------

Parker Drilling Company       Parker Drilling Company              $34,316
                              was in violation of the
                              DOL's regulation concern-
                              ing the timely remittance
                              of participant contributions
                              to the Plan.

                              Participants' accounts were          $ 1,868
                              credited with the amount of
                              investment income that could
                              have been earned on the
                              investment had the deposit
                              been made on a timely basis.





                                  SIGNATURES


      The Plan.  Pursuant to the requirements of the Securities Exchange Act
      --------
of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

                                    PARKER DRILLING COMPANY
                                    STOCK BONUS PLAN



DATE:  July 12, 2000                 By   /s/ Phillip M. Burch
                                       --------------------------------------
                                       Phillip M. Burch
                                       Chairman of the Committee,
                                       Assistant Treasurer